EXHIBIT 12-2

MCN INVESTMENT CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Twelve	Twelve	Twelve	Twelve	Twelve	Twelve
	Months	Months	Months	Months	Months	Months
	Ended	Ended	Ended	Ended	Ended	Ended
	June 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	1999	1998	1997	1996	1995	1994

(Dollars in Thousands)
EARNINGS AS DEFINED(1)(4)(5)

Pre-tax income(2)(6)(7)	$(427,544)	$(611,638)	$37,929	$21,899	$13,163	$6,696

Fixed charges(3)	99,169	92,822	65,891	41,628	24,748	13,640

Earnings as defined	$(328,375)	$(518,816)	$103,820	$63,527	$37,911	$20,336

FIXED CHARGES AS DEFINED(1)(4)(5)

Interest, expensed	$96,754	$90,451	$64,434	$40,523	$24,151	$13,365

Interest, capitalized	9,907	15,239	15,002	8,002	5,895	2,089

Amortization of debt discounts, premium and expense	2,067	1,915	1,183	982	520	275

Interest implicit in rentals	348	456	274	123	77	—

Fixed charges as defined	$109,076	$108,061	$80,893	$49,630	$30,643	$15,729

Ratio of Earnings to Fixed Charges			1.28	1.28	1.24	1.29

Coverage Deficiency(8)(9)	$437,451	$626,877

(1)	Earnings and fixed charges are defined and computed in accordance with Item 503 of Regulation S-K.
(2)	This amount represents the aggregate of (a) the pre-tax income from continuing operations of MCN Investment and its majority-owned subsidiaries, (b) MCN Investment’s share of pre-tax income of its 50% owned companies, and (c) any income actually received from less than 50% owned companies.
(3)	Fixed charges added to earnings are adjusted to exclude interest capitalized during the period.
(4)	In June 1996, MCN completed the sale of The Genix Group, its computer operations subsidiary. For purposes of calculating the Ratio of Earnings to Fixed Charges, it has been classified as a discontinued operation and therefore excluded from the ratio for all periods presented.
(5)	The E&P segment has been reclassified from discontinued operations to continuing operations as described in Note 6 to the Consolidated Financial Statements included herein. Therefore, for purposes of calculating the Ratio of Earnings to Fixed Charges, E&P financial information is included in the ratio for all periods presented.
(6)	For the twelve-month period ended June 30, 1999, MCN Investment recorded several unusual charges, consisting of property write-downs, investment losses, restructuring charges and losses on sale of properties, totaling $354,081,000 pre-tax ($230,152,000 net of taxes).
(7)	For the twelve-month period ended December 31, 1998, MCN Investment recorded several unusual charges, consisting of property write-downs, investment losses and restructuring charges, totaling $564,984,000 pre-tax ($367,239,000 net of taxes).
(8)	Earnings for the twelve-month period ended June 30, 1999, were not adequate to cover fixed charges. The amount of the coverage deficiency was $437,451,000. The amount of the coverage deficiency excluding unusual charges would have been $83,370,000.
(9)	Earnings for the twelve-month period ended December 31, 1998, were not adequate to cover fixed charges. The amount of the coverage deficiency was $626,877,000. The amount of the coverage deficiency excluding unusual charges would have been $61,893,000.